styleINA P.O. BOX 8016, CARY, NC 27512-9903 Nomad Foods Limited Annual Meeting of Shareholders Thursday, July 10, 2025 10:00 AM, Local Time Forge, 43 Church Street West, Woking GU21 6HT, UK For a convenient way to view proxy materials, VOTE, and obtain directions to attend the meeting go to www.proxydocs.com/NOMD To vote your proxy while visiting this site, you will need the 12 digit control number in the box below. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. This is not a ballot. You cannot use this notice to vote your shares. We encourage you to access and review all of the important information contained in the proxy materials before voting. Under United States Securities and Exchange Commission rules, proxy materials do not have to be delivered in paper. Proxy materials can be distributed by making them available on the internet. If you want to receive a paper or e-mail copy of the proxy material, you must request one. There is no charge to you for requesting a copy. In order to receive a paper package in time for this year’s meeting, you must make this request on or before June 30, 2025. Meeting Materials: Notice of Meeting and Proxy Statement & Annual Report Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting To Be Held On July 10, 2025 For Shareholders of record as of May 13, 2025 To order paper materials, use one of the following methods. Internet: www.investorelections.com/NOMD Call: 1-866-648-8133 Email: paper@investorelections.com * If requesting material by e-mail, please send a blank e-mail with the 12 digit control number (located below) in the subject line. No other requests, instructions OR other inquiries should be included with your e-mail requesting material. Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions. SEE REVERSE FOR FULL AGENDA Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved

Nomad Foods Limited Annual Meeting of Shareholders THE BOARD OF DIRECTORS RECOMMENDS A VOTE: FOR ON PROPOSALS 1 AND 2 PROPOSAL 1. Elect ten members of the Board of Directors for a one-year term expiring at the 2026 Annual Meeting of Shareholders. 1.01 Sir Martin Ellis Franklin, KGCN 1.02 Noam Gottesman 1.03 Ian G.H. Ashken 1.04 Ruben Baldew 1.05 Stéfan Descheemaeker 1.06 James E. Lillie 1.07 Stuart M. MacFarlane 1.08 Victoria Parry 1.09 Amit Pilowsky 1.10 Melanie Stack 2. Ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the 2025 fiscal year. 3. Transact such other business as may properly come before the Annual Meeting and any adjournment or postponement of the Annual Meeting.